PORTER & HEDGES, L.L.P.

ATTORNEYS AND COUNSELORS AT LAW
ROBERT G. REEDY	1000 Main Street, 36TH FLOOR
PARTNER	HOUSTON, TEXAS 77002-6336
Tel. Direct (713) 226-6674		MAILING ADDRESS:
Fax Direct (713) 226-6274	TELECOPIER (713) 226-1331	P. O. BOX 4744
RREEDY@PORTERHEDGES.COM	TELEPHONE (713) 226-6000	HOUSTON, TX 77210-4744

May 3, 2005

003933/0002

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	PetroQuest Energy, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-19020

Dear Mr. Schwall:

     This letter is in response to your letter dated April 26, 2005, to PetroQuest Energy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered comments in your letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

     Results of Operations, page 21

1. In response to your comment, the Company advises the Staff that it will revise future filings to provide information about the quality and potential variability of the Company’s future earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Enclosed with this letter are excerpts from the Company’s Form 10-K for the year ended December 31, 2004, marked to show the kind of disclosure that the Company anticipates including in future filings to address the Staff’s comment. The substance of such disclosure will of course depend on the facts and circumstances in existence at the time of each filing.

Mr. H. Roger Schwall
May 3, 2005

Controls and Procedures, page 26

     Evaluation of Disclosure Controls and Procedures, page 26

2. In response to your comment, the Company advises the Staff that it will revise future filings to clarify, if true at the time, that the Company’s officers have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

3. In response to your comment, the Company will revise future filings to delete the reference to “in all material respects,” and will state, in clear and unqualified language, the conclusions reached by the Company’s Chief Executive Officer and the Chief Financial Officer on the effectiveness of the Company’s disclosure controls and procedures. The Company also supplementally advises the Staff that the Company’s Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2004, the Company’s disclosure controls and procedures were effective.

4. In response to your comment, the Company advises the Staff that the Company will revise future filings to delete the reference to “significant” changes and will indicate if there have been any changes in internal control over financial reporting.

Financial Statements, page F-1

     Note 1 — Organization and Summary of Significant Accounting Policies, page F-7

               Derivative Instruments, page F-9

5. In response to your comment, the Company advises the Staff that amounts reflected on the Consolidated Statements of Income under the caption “Derivative Expense” represent the combined impact of the settlements and mark-to-market adjustment of an ineffective gas hedging contract that expired at the end of 2003 and the settlements and mark-to-market adjustment of an interest rate swap contract that expired during 2004.

     The gas hedging contract was determined to be ineffective during 2003 due to a decline in production from the specific field to which the derivative was designated. The interest rate swap was never formally designated as a cash flow hedge and therefore did not qualify for hedge accounting treatment. The Company will revise its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and in the notes to its financial statements in future filings to state that derivative expense recorded in the periods presented represents the impact of an ineffective gas derivative contract and an interest rate swap that did not qualify for hedge accounting treatment. In addition, the Company will revise its

Mr. H. Roger Schwall
May 3, 2005

disclosures in the notes to its financial statements in future filings to clearly identify the components of derivative expense for the periods presented.

6. In response to your comment, the Company advises the Staff that amounts reflected on the Consolidated Statements of Income under the caption “Derivative Expense” represent the combined impact of the settlements and mark-to-market adjustment of an ineffective gas hedging contract and the settlements and mark-to-market adjustment of an interest rate swap contract. As of December 31, 2004, both of these contracts had expired.

     The gas hedging contract was the only derivative instrument that required any accounting recognition due to ineffectiveness. The Company will revise its disclosures in the notes to its financial statements in future filings to clearly identify the components of derivative expense for the periods presented.

7. In response to your comment, the Company advises the Staff that the gas hedging contract and interest rate swap responsible for generating the unrealized gains and losses in the Company’s financial statements expired at the end of 2003 and 2004, respectively. At December 31, 2004, all of the Company’s derivative instruments qualified for hedge accounting treatment. Therefore, the Company does not expect any unrealized gains or losses to be reclassified into earnings within the next 12 months. The Company will include a statement to this effect in future filings.

8. In response to your comment, the Company advises the Staff that the Company discloses, in the Critical Accounting Policies section of MD&A, that the Company’s hedges are specifically referenced to the NYMEX index prices that the Company receives for its Gulf Coast Basin production. The Company will disclose in future filings that it evaluates the effectiveness of its hedges at the time it enters into the contracts and periodically over the life of the contracts by analyzing the correlation between NYMEX index prices and the posted prices the Company receives from its Gulf Coast Basin production. Through this analysis, the Company is able to conclude that there is a high correlation between fluctuations in the prices that the Company will receive for its Gulf Coast Basin production and the indexed prices at which the hedges will be settled.

Business, page 1

     2004 Operational Overview, page 2

9. In response to your comment, the Company advises the Staff that 26% of its proved reserves are developed, non-producing and that the Company will disclose such information in future filings.

Mr. H. Roger Schwall
May 3, 2005

               Gulf Coast Basin, page 2

10. In response to your comment, the Company advises the Staff that it will expand its disclosure in future filings to include all of the requirements of Item 102 of Regulation S-K, such as reserves, development and nature of its interest for the Ship Shoal 72 Field and other fields that are significant to the Company’s operations.

Oil and Gas Reserve Information — Unaudited, page F-17

11. In response to your comment, the Company advises the Staff that in future filings it will disclose that proved reserves constitute quantities that the Company is reasonably certain of recovering in future years.

12. In response to your comment, the Company supplementally informs the Staff that during 2004, the Company’s proved oil reserves declined by 13% and its proved gas reserves increased by 37%, resulting in a total increase in its proved reserves of 22%. The decline in oil reserves was due to the fact that 2004 oil reserve additions that did not offset 2004 oil production. The increase in gas reserves was primarily due to the Company’s two acquisitions of natural gas properties in Oklahoma. During 2004, the Company invested $25.6 million in Oklahoma to acquire 10.5 Bcfe of proved reserves and to drill 17 wells with a 100% success rate. This drilling success yielded an additional 6.2 Bcfe of proved reserves through discoveries. Overall, the Company had a 97% drilling success rate during 2004 on 33 gross wells drilled. The Company advises the Staff that it will expand its disclosure in the Oil and Gas Reserve Information section of future filings to include information about significant changes to its reserves.

     In connection with the Company’s response to the Staff, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company. I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Regards,

/s/ Robert G. Reedy

Robert G. Reedy

RGR/EJC
Enclosures

cc:	Mr. Mark A. Wojciechowski
Ms. Jennifer Gallagher
Mr. James Murphy